Exhibit 99.3

PRESS RELEASE

Genzyme and Alnylam Expand Collaboration
on Rare Genetic Diseases

- Genzyme to  Obtain Significant Global Rights to Alnylam’s Pipeline -

- Alnylam Retains Most Product Rights in North America and Western Europe -

- Genzyme Becomes Major Alnylam Shareholder through $700 Million Equity Investment -

Paris, France and Cambridge, Mass. — January 13, 2014 — Genzyme, a Sanofi company (EURONEXT: SAN and NYSE: SNY), and Alnylam Pharmaceuticals, Inc. (NASDAQ: ALNY) announced today that they have significantly expanded their strategic agreement to develop and commercialize treatments for rare genetic diseases. Genzyme will have significant rights to Alnylam’s portfolio of clinical and pre-clinical stage drug candidates. Alnylam will retain most product rights in North America and Western Europe, and will have significantly expanded development and commercial opportunities for its genetic medicine pipeline through Genzyme’s established global infrastructure in rare diseases.

“This collaboration is an important building block for our future. It strengthens our pipeline and provides us with the opportunity to meet the needs of patients with rare diseases around the world through our well-established global organization,” said David Meeker, MD, Genzyme’s President and CEO. “This transaction also powerfully underscores Sanofi’s commitment to investing in Genzyme as one of the company’s key growth drivers. Our partnership with Alnylam has been highly collaborative, and their world-class RNAi technology holds the promise to provide a platform for sustained drug development for rare genetic diseases for years to come.”

“This new relationship with Genzyme is transformational for Alnylam.  It is a game changer for both the advancement of RNAi therapeutics as a new class of genetic medicines to patients around the world, and for our commitment to build a leading, independent biopharmaceutical company that delivers value to our shareholders,” said John Maraganore, Ph.D., Chief Executive Officer of Alnylam.  “In this new alliance, Alnylam benefits enormously from Genzyme’s proven global capabilities, enabling us to accelerate and expand market access for our ‘Alnylam 5x15’ products.”

In 2012, Alnylam and Genzyme formed an exclusive alliance to develop and commercialize Alnylam’s lead product, patisiran, which is in Phase 3 development for the treatment of transthyretin (TTR)-familial amyloid polyneuropathy, a rare life-threatening disease that damages the nervous system.

The expanded relationship between Genzyme and Alnylam includes the following components:

First, Genzyme will obtain expanded rights to patisiran. Under the original agreement from 2012, Genzyme had rights to commercialize patisiran in Japan and the broader Asia-Pacific region. This disease has a disproportionately high prevalence in these territories. Under the expanded agreement, Genzyme will now commercialize patisiran in all territories outside of North America and Western Europe, which are retained by Alnylam for their commercialization.

Second, Genzyme will obtain rights to commercialize worldwide three products in Alnylam’s pipeline. Specifically, (1) Genzyme and Alnylam will co-develop and co-commercialize ALN-TTRsc, a product currently in Phase 2 development for the treatment of familial amyloid cardiomyopathy, in North America and Western Europe, while Genzyme commercializes the product in the rest of world; (2) Genzyme will have the rights to two additional products after the completion of early clinical trials and will be able to choose between full global rights or co-commercialization rights, depending on the product.

Third, Genzyme will have the option up until 2020, with the possibility of extension through the end of 2021,to develop and commercialize outside of North America and Western Europe all products being developed to treat rare genetic diseases from Alnylam’s pipeline. Alnylam retains its rights to co-develop and co-commercialize its genetic medicine pipeline in North America and Western Europe.

Finally, Genzyme will become a major Alnylam shareholder with a stake of approximately 12% percent through a $700 million investment at a price of approximately $80/share, which represents a 27% premium as compared to the average share price over the last 30 days. In addition, Alnylam will receive R&D funding, starting on January 1, 2015, for programs where Genzyme has elected to opt-in for development and commercialization. Further, Alnylam is eligible to receive milestones and royalties.

This transaction has been approved by the boards of both companies, and is subject to customary closing conditions and clearances under the Hart-Scott Rodino Antitrust Improvements Act.

Conference Call Information

Alnylam and Genzyme management will discuss this new alliance in a conference call on January 13, 2014 at 9:00 am ET (6:00 am PT).  A slide presentation will also be available on the News & Investors page of the company’s website, www.alnylam.com, to accompany the conference call.  To access the call, please dial 877-312-7507 (US) or +1-631-813-4828 (international) five minutes prior to the start time and refer to conference ID 31887205. A replay of the call will be available beginning at 12:00 pm ET (9 :00 am PT) on January 13, 2014. To access the replay, please dial 855-859-2056 (domestic) or 404-537-3406 (international), and refer to conference ID 31887205.

About Alnylam

Alnylam is a biopharmaceutical company developing novel therapeutics based on RNA interference, or RNAi. The company is leading the translation of RNAi as a new class of innovative medicines with a core focus on RNAi therapeutics for the treatment of genetically defined diseases. As part of its “Alnylam 5x15” strategy, as updated in early 2014, the company expects to have six to seven genetic medicine product candidates in clinical development - including at least two programs in Phase 3 and five to six programs with human proof of concept - by the end of 2015

About Genzyme, a Sanofi Company

Genzyme has pioneered the development and delivery of transformative therapies for patients affected by rare and debilitating diseases for over 30 years. We accomplish our goals through world-class research and with the compassion and commitment of our employees. With a focus on rare diseases and multiple sclerosis, we are dedicated to making a positive impact on the lives of the patients and families we serve. That goal guides and inspires us every day. Genzyme’s portfolio of transformative therapies, which are marketed in countries around the world, represents groundbreaking and life-saving advances in medicine. As a Sanofi company, Genzyme benefits from the reach and resources of one of the world’s largest pharmaceutical companies, with a shared commitment to improving the lives of patients. Learn more at www.genzyme.com. Genzyme® is a registered trademark of Genzyme Corporation.  All rights reserved.

About Sanofi

Sanofi, an integrated global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2012. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Alnylam Forward-Looking Statements

Various statements in this press release concerning Alnylam’s future expectations, plans and prospects, including without limitation, Alnylam’s views with respect to the potential for RNAi therapeutics, including the programs in its 5x15 pipeline, Genzyme’s participation in the development and commercialization of RNAi therapeutics, its expectations regarding the receipt of potential R&D payments, development and sales milestones and royalties from Genzyme, and its expectations regarding available cash for its operations through multiple product launches, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including, without limitation, Alnylam’s ability to discover and develop novel drug candidates and delivery approaches, successfully demonstrate the efficacy and safety of its drug candidates, the pre-clinical and clinical results for its product candidates, which may not support further development of product candidates, actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials, Genzyme’s ability to successfully advance patisiran, ALN-TTRsc and other products in the Genzyme territory, resulting in the potential payment of milestones and royalties to Alnylam, as well as Alnylam’s ability to develop and commercialize such products in the rest of the world, the parties ability to successfully co-develop and co-promote ALN-TTRsc and potentially a second product in North America and Western Europe, obtaining, maintaining and protecting intellectual property, Alnylam’s ability to enforce its patents against infringers and defend its patent portfolio against challenges from third parties, obtaining regulatory approval for products, competition from others using technology similar to Alnylam’s and others developing products for similar uses, Alnylam’s ability to obtain additional funding to support its business activities and establish and maintain strategic business alliances and new business initiatives, Alnylam’s dependence on third parties for development, manufacture, marketing, sales and distribution of products, the outcome of litigation, and unexpected expenditures, as well as those risks more fully discussed in the “Risk Factors” filed with Alnylam’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC) and in other filings that Alnylam makes with the SEC.  In addition, any forward-looking statements represent Alnylam’s views only as of today and should not be relied upon as representing its views as of any subsequent date.  Alnylam explicitly disclaims any obligation to update any forward-looking statements.

Contacts:

Sanofi Media Relations Jack Cox Tel: +33 (0) 1 53 77 94 74 E-mail: mr@sanofi.com	Sanofi Investor Relations Sébastien Martel Tel: +33 (0) 1 53 77 45 45 E-mail: ir@sanofi.com

Genzyme Media Relations Lori Gorski Tel: 617-768-9344 E-mail: Lori.gorski@genzyme.com	Sanofi Investor Relations Kristen Galfetti Tel: +1 908 981 5560 E-mail: ir@sanofi.com

Alnylam Cynthia Clayton Tel: 617-551-8207 Email: cclayton@alnylam.com